Nostalgia Coffee Roasters, Inc.

Financial Statements
As of and for the Years Ended
December 31, 2020 and 2019

Nostalgia Coffee Roasters, Inc.

Financial Statements
As of and for the Years Ended December 31, 2020 and 2019

Nostalgia Coffee Roasters, Inc.

Contents

Independent Auditor's Report

Nostalgia Coffee Roasters, Inc.
San Diego, California

Opinion

We have audited the financial statements of Nostalgia Coffee Roasters, Inc. (the Company) (formally Nostalgia Coffee Roasters, LLC), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has suffered losses from operations in the current year, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the

Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

[Signed BDO USA, LLP]

San Diego, California
Date

Financial Statements

Nostalgia Coffee Roasters, Inc.

Balance Sheets

December 31,		2020		2019
Assets				
Current assets				
Cash	$	9,854	$	5,319
Accounts receivable		270		-
Inventory		11,211		-
Total current assets		21,335		5,319
Property and equipment		81,337		71,266
Deposits		1,280		-
Total assets	$	103,952		76,585
Liabilities and Member's Capital				
Current liabilities				
Accounts payable	$	28,241		1,963
Accrued compensation		2,323		256
Notes payable-current term portion		17,716		10,891
Total current liabilities		48,280		13,110
Notes payable -long term portion		77,334		38,295
Total liabilities		125,614		51,405
Commitments and contingencies (Note 5)				
Member's capital				
Beginning capital		25,180		5,230
Contributions		53,617		22,218
Distributions		(12,536)		(16,168)
Net income (loss)		(87,923)		13,900
Total member's capital		(21,661)		25,180
Total liabilities and members' equity	$	103,952	$	76,585

See accompanying notes to financial statements.

Nostalgia Coffee Roasters, Inc.

Statements of Operations

Year Ended December 31,		2020	2019
Revenues		130,727	137,794
Cost of sales		106,907	58,896
Gross profit		23,820	78,898
General and administrative expenses		121,728	64,387
(Loss) income from operations		(97,908)	14,511
Other income (expense)			
Grant income		11,700	-
Interest expense		(1,714)	(611)
Other income (expense)		9,986	(611)
Net (loss) income	$	(87,922)	13,900

See accompanying notes to financial statements.

Nostalgia Coffee Roasters, Inc.

Statements of Cash Flows

For the year ended December 31,		2020		2019
Cash flows from operating activities				
Net (loss) income	$	(87,923)	$	13,900
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:				
Depreciation		22,009		13,882
Changes in operating assets and liabilities				
Accounts receivable		(270)		-
Inventory		(11,211)		316
Deposits		(1,280)		-
Accounts payable		26,101		(17,804)
Accrued expenses		2,067		255
Net cash (used in) provided by operating activities		(50,507)		10,549
Cash flows from investing activities				
Purchase of property and equipment		(31,903)		(49,370)
Net cash used in investing activities		(31,903)		(49,370)
Cash flows from financing activities				
Proceeds from notes payable		53,750		43,370
Repayments on notes payable		(7,886)		(6,218)
Contributions		53,617		22,218
Distributions		(12,536)		(16,168)
Net cash provided by financing activities		86,945		43,202
Net increase in cash	$	4,535	$	4,381
Cash, beginning of period	$	5,319	$	938
Cash, end of period	$	9,854	$	5,319

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Organization and Business

Nostalgia Coffee Roasters, LLC ("Nostalgia" or the "Company"), a limited liability corporation, was formed on August 17, 2017. The Company roasts coffee beans and sells goods through the Company operated mobile coffee roastery and direct to consumer product sales. The Company is based in San Diego, California.

In March 2021, the Company completed a direct conversion from a California LLC to a Delaware C-Corp. All assets and ownership remained the same.

Liquidity and Going Concern

The Company's operations have been financed primarily from equity contributions and debt financings. The Company is a start-up and has incurred losses for the year ended December 31, 2020 and has a net capital deficiency at December 31, 2020. Due to the announcement by the World Health Organization ("WHO") and the global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak", there is significant uncertainty as to the lasting effects of the outbreak on the Company and the Company's ability to grow and maintain revenues sufficient to sustain operations in the near future. The Company experienced a significant reduction of sales year-over-year as the mobile coffee roastery was required to close intermittently through out the fiscal year. Also during the year, the Company began investing in a roasting program to be able to sell Nostalgia branded coffee; sales began in September 2020 but the Company is still working to grow these operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. They do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The basis of accounting contemplates the recovery of the Company's assets and the satisfaction of liabilities in the normal course of business and does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of Accounting

The financial statements have been prepared using the accrual method in conformity with generally accepted accounting principles ("GAAP").

Cash

The Company considers financial instruments with a fixed maturity date of less than three months to be cash equivalents.

Accounts Receivable

The Company's accounts receivables are many comprised of receivables for product sales. The Company evaluates their allowance for doubtful accounts based on customer credit risk and historic experience. There was no reserve recorded for accounts receivable as of December 31, 2020.

Inventory

Inventory is valued at the lower of cost or market determined using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost less depreciation. Depreciation is calculated under the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense when incurred. Significant renewals and betterments are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in the consolidated statements of income.

	Estimated Useful Life (Years)
Equipment	5
Vehicles	5

Income Taxes

Income from the Company is combined with the income and expenses of the proprietor from other sources and reported in the proprietor's individual federal and state tax returns. The Company is not a tax paying entity for purposes of federal and state income taxes, and thus, no income taxes have been recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized in accordance with ASC 606. Revenues are recognized net of allowances and sales incentives.

Mobile Coffee Roastery Revenue

Company-operated mobile coffee revenues are recognized when payment is tendered at the point of sale as the performance obligation has been satisfied.

Direct to Consumer Sales

Sales of consumer products are generally recognized upon shipment to customers depending on contract terms. Payment terms are

Grant Income

The Company has been awarded multiple grants from the County of San Diego and the City of San Diego for small businesses stimulus. The Company records income from grants for the gross amount of the awards within other income.

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The ASU establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified as either financing or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2021, including interim periods within fiscal years beginning after December 15, 2022 and early adoption is permitted. Management is currently assessing the impact the adoption of this standard will have on the Company's financial statements.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective after interim periods in December 15, 2022. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. This standard represents a significant departure from existing GAAP and may result in material changes to the Company's accounting for the allowance for loan losses. Management is currently evaluating the impact of adopting this accounting standard on the Company's financial statements.

2. Property and Equipment

Major categories or property and equipment are summarized as follows:

	2020	2019
Equipment	$ 43,273	$ 12,570
Vehicles	82,722	81,522
	125,995	94,092
Accumulated depreciation	**(44,658)**	(22,826)
	$ 81,337	$ 71,266

Depreciation expense on property and equipment for the years ended December 31, 2020 and 2019 was $22,009 and $13,882, respectively.

3. Debt

Debt consists of the following:

	2020	2019

SBA loan	$	47,300	$	-
PPP loan		6,450		-
Car loans		41,300		49,186
Current portion		(17,716)		(10,891)
	$	73,334	$	38,295

CARES Act borrowings

On April 29, 2020, the Company received loan proceeds of approximately $6,450 (the "PPP Loan") pursuant to the Paycheck Protection Program ("the PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration (the "SBA").

The PPP Loan is scheduled to mature on April 29, 2022 (the "Maturity Date"), bears interest at a rate of 1.00% per annum, and is subject to the standard terms and conditions applicable to loans administered by the SBA under the CARES Act.

The PPP Loan is evidenced by a promissory note, dated as of April 29, 2020, issued by Bank of America (the "PPP Lender"), which contains customary events of default relating to, among other things, payment defaults and breaches of representations and warranties. Upon an event of default under the PPP Loan, the PPP Lender may, among other things, require immediate payment of all amounts owing under the PPP Loan or file suit and obtain judgment. Under the terms of the CARES Act, recipients of loans under the PPP can apply for and be granted forgiveness for all or a portion of such loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and certain other eligible costs (the "Eligible Costs"). Pursuant to the Paycheck Protection Program Flexibility Act (the "PPPFA"), enacted on June 5, 2020, the Company was permitted to use loan proceeds on Eligible Costs through November 2, 2020, or the date that was 24 weeks from the PPP Loan origination date (the "Covered Period"). The Company is continuing to evaluate guidance released by the SBA regarding qualification for forgiveness of the PPP Loan, however, no assurance is provided that forgiveness for any portion of the Company's PPP Loan will be obtained.

Under the PPPFA, payments of principal and interest due under the PPP Loan are deferred until the date on which the SBA remits the forgiveness amount, if any, back to the PPP Lender, or if forgiveness isn't sought within 10 months after the last day of the Covered Period, until the date that is 10 months from the last day of the Covered Period. The amounts outstanding under the PPP Loan may be prepaid by the Company at any time prior to maturity without penalty.

In order to apply for the PPP Loan, the Company was required to certify, among other things, that the current economic uncertainty made the PPP Loan request necessary to support the Company's ongoing operations. This certification further required the Company to take into account the maintenance of its workforce, the Company's need for additional funding to continue operations, and the Company's ability to access alternative forms of capital in the current market environment to offset the effects of the COVID-19 pandemic. In the event that forgiveness is not granted, the Company is required to make monthly payments of $289 beginning October 29, 2020 until maturity.

In addition to the PPP Loan ("SBA Loan"), the Company received an additional loan from the SBA on May 20, 2020 for $46,300. The SBA Loan matures on May 20, 2050 and accrues interest at a rate of 3.75% per annum. The Company is required to make payments beginning May 20, 2021 of $226 over a 30-year term.

Car Loans

The Company owns two vehicles used in the operation of the business. These loans mature in 2023 and 2025 and bear interest rates of 4.895% and 3.49%.

Future principal maturities on notes payable at December 31, 2020 are as follows:

Years ending December 31,		Amount
2021	$	17,716
2022		15,037
2023		10,836
2024		10,456
2025		6,361
Thereafter		34,644
Total	$	95,050

Interest expense was $1,704 and $611 for the years ended December 31, 2020 and 2019, respectively.

4. Member's Capital

The Company is owned 100% by its founder.

5. Commitments and Contingencies

The Company has entered into short term leases that are month-to-month.

6. Subsequent Events

In accordance with ASC 855, *Subsequent Events*, management has evaluated subsequent events through July [] 2021, the date at which the financial statements were available for issuance.

In June of 2021, the Board of Directors of the Company approved a seed round capital raise of $500,000 with a 6% interest rate.

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